                                   Exhibit 11
              Statement re Computation Of Pro Forma Per Share Loss

                                                       June 30,     December 31,
                                                         1997           1997
                                                      ------------  ------------

Net loss for computing pro forma net loss per
   share ...........................................  $(5,464,711)  $(4,569,925)

Weighted average common shares
   outstanding .....................................    1,056,732     1,065,500

Conversion of Series A, B and C mandatorily
   convertible preferred stock and Series D
   convertible preferred stock using the
   if-converted method .............................    3,435,614     3,617,552

Shares used in computing pro forma net loss per
   share ...........................................    4,492,346     4,683,052

Pro forma basic and diluted net loss per share .....       $(1.22)        $(.98)